NEWMARKET FILES AMENDED NI 43-101 TECHNICAL REPORT ON THE MAUD CREEK GOLD PROJECT

VANCOUVER, B.C. – May 18, 2016 – Newmarket Gold Inc. (“Newmarket” or the “Company”) (TSX:NMI) (OTCQX:NMKTF) announces that it will file an amended National Instrument (“NI”) 43-101 Technical Report for Preliminary Economic Assessment (“PEA”) on the 100% owned Maud Creek Gold Project. The amended report is entitled “Amended Technical Report, Preliminary Economic Assessment of the Maud Creek Gold Project, Northern Territory, Australia” dated May 18, 2016 (the “Amended Technical Report”) and prepared by SRK Consulting (Australasia) Pty Ltd. The Amended Technical Report will be available today under Newmarket’s profile on SEDAR at www.sedar.com and on its website at www.newmarketgoldinc.com.

All details from the original news release and technical report dated May 16, 2016 are correct except for the Life of Mine (“LOM”) Cash Operating Costs which were originally stated as AUD$1,101/oz. The amended and confirmed LOM Cash Operating Costs for the Maud Creek gold project are AUD$822/oz. All other aspects of the Newmarket news release dated May 16, 2016 are confirmed and it is available under Newmarket’s profile on SEDAR at www.sedar.com and on its website at www.newmarketgoldinc.com.

All figures are stated in Australian Dollars (“AUD$”) unless otherwise noted.

PEA HIGHLIGHTS:

Base case parameters assume a gold price of AUD$1,550/oz (US$1,200) and an exchange rate (AUD to US) of 0.77.

  Pre-Tax Net Present Value at a 5% discount rate (“NPV5%“) of AUD$201 million (US$155 million) and Internal Rate of Return (“IRR”) of 116% with a 1.25 year payback period.

  After-tax NPV5% of AUD$137 million (US$105 million) and IRR of 80% and a 1.25 year payback period.

  Mine life of 9.5 years with average annual gold production of 52,000 ounces and peak annual gold production of approximately 70,000 ounces.

  Total recovered gold of 496,000 ounces.

  LOM diluted head grade of 4.2 g/t Au.

  Pre-production capital cost estimated at AUD$42 million (US$32 million).

  LOM cash operating cost estimate of AUD$822/oz (US$632/oz) and LOM capital cost of AUD$112/oz.

The following tables are updated from the original news release and technical report dated May 16, 2016 to reflect that the amended and confirmed LOM Cash Operating Costs for the Maud Creek gold project are AUD$822/oz.:

Table 1 – PEA Results – Union Reefs Processing Facility

Parameter/ Result	Units	Quantity
Gold Price	AUD$/oz	1,550
Exchange Rate	AUD$:USD$	0.77
Gold Price	US$/oz	1,200
Mine Life	Years	9.5
Mineral Inventory	‘000 t	3,911
Diluted Gold Grade	g/t	4.2
Contained Gold	Koz	528
Gold Recovery (oxide/transitional)%		85
Gold Recovery (sulphide)%		95
LOM Recovered Gold	Koz	496
Production Rate	Ktpa	500
Average Annual Gold Production	Koz	52
Peak Annual Gold Production	Koz	70
Annual Tonnes Concentrate (Dry)	kt	30
Concentrate Grade	g/t con	45
LOM Operating Cost	AUD$M	408
LOM Cash Operating Cost	AUD$/oz	822
Total Operating Costs/tonne Milled	AUD$/t	105
Net Revenue (less selling expenses)	AUD$M	725
Pre-Production Capital cost	AUD$M	42
Sustaining Capital Cost (LOM)	AUD$M	14

2

Table 8 – PEA Operating Cost Estimates*

Operating Cost	Unit Cost (AUD$/t)	Activity	Unit Cost (AUD$/oz Recovered)
Open Pit Mining	5	Mined (incl. waste)	328
Underground Mining	55	stoped	410
Processing	32	Milled	252
Concentrate Transport	17	Milled	134
Indirect	5	Milled	39
Total Cash Cost	105	Milled	822
Total Capital	14	Milled	112
Total Cash Cost plus Total Capital	119	Milled	934

* AUD$/ounce for open pit and underground mining only relate to the ounces by source and thus do not sum for the total AUD $/oz recovered.

Please refer to the Amended Technical Report for further details with respect to the PEA. The PEA is preliminary in nature and is based on a number of assumptions that may be changed in the future as additional information becomes available. The PEA includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Qualified Persons and 43-101 Disclosure

The Amended Technical Report on the Maud Creek Project was compiled by Peter Fairfield, Principal Consultant (Project Evaluation), BEng (Mining), FAusIMM CP (Mining) of SRK Consulting (Australasia) Pty Ltd. By virtue of his education, membership to a recognised professional association and relevant work experience, Peter Fairfield is an independent "Qualified Person" as such term is defined in NI 43-101.

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, of Newmarket, is a "Qualified Person" as such term is defined in NI 43-101 and has reviewed and approved the technical information and data included in this news release.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Ryan King
VP, Corporate Communications
Newmarket Gold, Inc.
T: 604.559.8040
E: rking@newmarketgoldinc.com

To learn more about Newmarket visit our website at www.newmarketgoldinc.com

About Newmarket Gold Inc.
Newmarket is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating free cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket core values represent.

Cautionary Note Regarding Forward Looking Information
Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information” under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include, but are not limited to, the Company’s expectations about its business and operations; disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; future gold prices; operating and capital costs; the timing and costs of future development and exploration activities on the Company‘s properties; success of development and exploration activities; time lines for technical reports and further studies; planned exploration and development of properties and the results thereof; and planned expenditures and budgets and the execution thereof. Such forward-looking statements are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Such risks and other factors include, among others, risks related to permitting, operating cost overruns, and capital cost overruns; risks related to a sustained and significant reduction in gold prices; risks that the metallurgical performance of different process feeds are not as anticipated; risks related to the availability of financing on commercially reasonable terms and the expected use of proceeds; operations and contractual obligations; changes in development and exploration programs based upon results of exploration; availability of third party contractors; availability of equipment; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry; environmental risks, including environmental matters under Australian laws and regulations; impact of environmental remediation requirements and the terms of existing and potential consent decrees on the Company‘s planned development and exploration on the Maud Creek Project; certainty of mineral title; community relations; delays in obtaining governmental approvals or financing; the nature of mineral development, exploration and mining and the uncertain commercial viability of certain mineral deposits; governmental regulations and the ability to obtain necessary licenses and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; currency fluctuations; changes in environmental laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; risks related to dependence on key personnel; and estimates used in financial statements proving to be incorrect; as well as those factors discussed in the Company's public disclosure record and annual information form for the year ended December 31, 2015 which is available on SEDAR at www.sedar.com. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this news release or incorporated by reference herein, except in accordance with applicable securities laws.